UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Announcement that, in connection with its tender offer (the final results of which were announced on Friday November 30, 2012), (i) CSR plc (the “Company”) purchased 49,080,388 Ordinary Shares (including Ordinary Shares represented by ADSs) at a price of 360 pence per Ordinary Share on November 30, 2012 and (ii) the total number of voting rights attaching to the Ordinary Shares in the Company after giving effect to such purchase is 165,411,588.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: December 3, 2012	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO AUSTRALIA, CANADA OR JAPAN

30 November 2012

CSR plc (the “Company”)

Purchase of Own Shares and Total Voting Rights

The Company announces that, in connection with a Tender Offer (the results of which were announced earlier today), on 30 November 2012, the Company purchased 49,080,388 Ordinary Shares (including Ordinary Shares represented by ADSs) at a price of 360 pence per Ordinary Share. These 49,080,388 Ordinary Shares (including Ordinary Shares represented by ADSs) have been cancelled (and none have been transferred to treasury).

Following the purchase, and in accordance with DTR 5.6.1A, the Company’s Issued Ordinary Share Capital consists of 165,411,588 Ordinary Shares, all of which carry voting rights. The Company holds 16,193,671 Ordinary Shares in treasury. Therefore, the total number of voting rights attaching to the Ordinary Shares in the Company is 165,411,588.

The above figure (165,411,588) may be used by Shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ordinary Shares to the Company under the FSA’s Disclosure and Transparency Rules.

Capitalised terms used in this announcement have the same meaning as ascribed to them in the Tender Offer circular published by the Company on 29 October 2012.

Enquiries:

CSR plc	Tel: +44 (0) 1223 692 000
Will Gardiner, Chief Financial Officer
Jeff Torrance, Investor Relations Director